                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                            FORM U-6B-2

                    CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.), AEP Resources, Inc. and AEP
Resources International, Limited.

This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.   Type of security or securities.

          Unsecured short-term bank loans.

2.   Issue, renewal or guaranty.

          Issuance and renewals.

3.   Principal amount of each security.

          See Exhibit 1.

4.   Rate of interest per annum of each security:

          See Exhibit 1.

5.   Date of issue, renewal or guaranty of each security.

          See Exhibit 1.

6.   If renewal of security, give date of original issue.

          See Exhibit 1.

7.   Date of maturity of each security.

          See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

          AEP Energy Services, Inc. (prior to 3/7/97 known as AEP
          Energy Solutions, Inc.)
                    First Union National Bank of North Carolina
                    KeyBank
                    National City Bank
                    Societe General
                    Huntington National Bank

          AEP Resources, Inc.
                    First Union National Bank of North Carolina
                    The Fuji Bank, Limited
                    National City Bank, Columbus
                    Huntington National Bank

          AEP Resources International, Limited
                    KeyBank

9.   Collateral given with each security.

          None.

10.  Consideration received for each security.

          See Exhibit 1.

11.  Application of proceeds of each security.

          The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)  the provisions contained in the first sentence of
               Section 6(b).

          (b)  the provisions contained in the fourth sentence of
               Section 6(b).

          (c)  the provisions contained in any rule of the
               Commission other than Rule U-48.                   X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.


                         AEP ENERGY SERVICES, INC. (formerly
                              known as AEP Energy Solutions, Inc.)
                         AEP RESOURCES, INC.
                         AEP RESOURCES INTERNATIONAL, LIMITED


                               /s/ A. A. Pena
                                A. A. Pena, Treasurer

Dated:  April 9, 1998

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 11:38:20
                                                                                                                PAGE:        1
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC
                                                     QUARTER ENDED 03/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/06/98     01/21/98       15      5.8300          2,350,000.00             5,708.54         2,355,708.54
                    01/09/98     01/30/98       21      5.8300          8,500,000.00            28,907.08         8,528,907.08
                    01/12/98     01/21/98        9      5.8000            500,000.00               725.00           500,725.00
                    01/13/98     01/21/98        8      5.8000          1,125,000.00             1,450.00         1,126,450.00
                    01/21/98     02/18/98       28      5.8000          3,400,000.00            15,337.78         3,415,337.78
                    01/23/98     02/18/98       26      5.7600          2,000,000.00             8,320.00         2,008,320.00
                    01/28/98     02/25/98       28      5.8159          1,750,000.00             7,916.09         1,757,916.09
                    01/30/98     02/18/98       19      5.7600          7,825,000.00            23,788.00         7,848,788.00
                    02/06/98     02/25/98       19      5.7600          1,000,000.00             3,040.00         1,003,040.00
                    02/11/98     02/13/98        2      5.8300            625,000.00               202.43           625,202.43
                    02/18/98     02/25/98        7      5.7000         12,175,000.00            13,493.96        12,188,493.96
                    02/19/98     02/26/98        7      5.7700            125,000.00               140.24           125,140.24
                    02/20/98     02/26/98        6      5.8000            350,000.00               338.33           350,338.33
                    02/24/98     02/26/98        2      5.7000            500,000.00               158.33           500,158.33
                    02/25/98     02/26/98        1      5.8900         15,000,000.00             2,454.17        15,002,454.17
                    02/25/98     02/27/98        2      5.8300          5,100,000.00             1,651.83         5,101,651.83
                    02/26/98     02/27/98        1      5.8300          6,350,000.00             1,028.35         6,351,028.35
                    02/27/98     03/06/98        7      5.8900         11,400,000.00            13,056.17        11,413,056.17
                    03/02/98     03/18/98       16      5.7600          4,950,000.00            12,672.00         4,962,672.00

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 11:38:20
                                                                                                                PAGE:        2
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC
                                                     QUARTER ENDED 03/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             03/05/98     03/18/98       13      5.7800            250,000.00               521.81           250,521.81
                    03/06/98     03/18/98       12      5.7659          8,775,000.00            16,865.26         8,791,865.26
                    03/11/98     03/18/98        7      5.8300            125,000.00               141.70           125,141.70
                    03/12/98     03/25/98       13      5.8200            225,000.00               472.88           225,472.88
                    03/16/98     03/25/98        9      5.8000            350,000.00               507.50           350,507.50
                    03/17/98     03/25/98        8      5.8000            500,000.00               644.44           500,644.44
                    03/18/98     03/25/98        7      5.7600         13,400,000.00            15,008.00        13,415,008.00
                    03/20/98     03/26/98        6      5.7200          1,100,000.00             1,048.67         1,101,048.67
                    03/23/98     03/26/98        3      5.6800            700,000.00               331.33           700,331.33
                    03/25/98     03/26/98        1      5.8300         10,000,000.00             1,619.44        10,001,619.44
                    03/25/98     03/31/98        6      5.9000          8,700,000.00             8,555.00         8,708,555.00
                    03/26/98     03/30/98        4      5.7000            800,000.00               506.67           800,506.67
                    03/27/98     04/06/98       10      5.8900          4,325,000.00             7,076.18         4,332,076.18
                    03/30/98     04/06/98        7      5.8900          2,200,000.00             2,519.61         2,202,519.61
                    03/31/98     04/15/98       15      5.9000         10,100,000.00            24,829.17        10,124,829.17
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     146,575,000.00           221,035.96       146,796,035.96
                                                                    ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     146,575,000.00           221,035.96       146,796,035.96
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   10.15
     WEIGHTED AVERAGE RATE    5.8196

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 11:38:20
                                                                                                                PAGE:        3
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                AEP RESOURCES INTERNATIONAL, LTD.
                                                     QUARTER ENDED 03/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/06/98     01/21/98       15      5.8300            175,000.00               425.10           175,425.10
                    01/21/98     01/29/98        8      5.7700            175,000.00               224.39           175,224.39
                    01/29/98     02/18/98       20      5.8300            175,000.00               566.81           175,566.81
                    02/03/98     02/13/98       10      5.8200            300,000.00               485.00           300,485.00
                    02/13/98     02/26/98       13      5.7700            300,000.00               625.08           300,625.08
                    02/18/98     02/26/98        8      5.8000            175,000.00               225.56           175,225.56
                    02/26/98     03/16/98       18      5.8300            475,000.00             1,384.63           476,384.63
                    03/16/98     03/27/98       11      5.9600            200,000.00               364.22           200,364.22
                    03/27/98     04/15/98       19      5.9000            200,000.00               622.78           200,622.78
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL       2,175,000.00             4,923.57         2,179,923.57
                                                                    ----------------     ----------------     ----------------
                          AEP RESOURCES INTERNATIONAL, LTD. TOTAL       2,175,000.00             4,923.57         2,179,923.57
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   13.56
     WEIGHTED AVERAGE RATE    5.8315

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 11:38:20
                                                                                                                PAGE:        4
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                       AEP RESOURCES, INC.
                                                     QUARTER ENDED 03/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/02/98     01/29/98       27      5.8900         15,000,000.00            66,262.50        15,066,262.50
                    01/02/98     02/13/98       42      5.8892         18,250,000.00           125,390.88        18,375,390.88
                    01/12/98     03/02/98       49      5.7600          6,600,000.00            51,744.00         6,651,744.00
                    01/14/98     01/29/98       15      5.8000          1,500,000.00             3,625.00         1,503,625.00
                    01/23/98     01/29/98        6      5.8300            200,000.00               194.33           200,194.33
                    01/27/98     01/29/98        2      5.7000            300,000.00                95.00           300,095.00
                    01/29/98     02/26/98       28      5.7500         17,200,000.00            76,922.22        17,276,922.22
                    02/06/98     02/13/98        7      5.7700            100,000.00               112.19           100,112.19
                    02/09/98     02/13/98        4      5.7800            200,000.00               128.44           200,128.44
                    02/13/98     03/02/98       17      5.7600         15,200,000.00            41,344.00        15,241,344.00
                    02/25/98     03/02/98        5      5.8900            100,000.00                81.81           100,081.81
                    02/26/98     03/16/98       18      5.8300         17,300,000.00            50,429.50        17,350,429.50
                    02/27/98     03/18/98       19      5.8900            200,000.00               621.72           200,621.72
                    03/02/98     03/16/98       14      5.7600         23,100,000.00            51,744.00        23,151,744.00
                    03/04/98     03/18/98       14      5.8300            100,000.00               226.72           100,226.72
                    03/11/98     03/18/98        7      5.8200            500,000.00               565.83           500,565.83
                    03/12/98     03/27/98       15      5.7600          6,300,000.00            15,120.00         6,315,120.00
                    03/16/98     03/27/98       11      5.8000         14,750,000.00            26,140.28        14,776,140.28
                    03/18/98     03/27/98        9      5.8000          1,000,000.00             1,450.00         1,001,450.00

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 04/07/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 11:38:20
                                                                                                                PAGE:        5
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                       AEP RESOURCES, INC.
                                                     QUARTER ENDED 03/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             03/20/98     04/15/98       26      5.8292         10,000,000.00            42,099.78        10,042,099.78
                    03/27/98     04/15/98       19      5.8300         22,200,000.00            68,308.17        22,268,308.17
                    03/31/98     04/28/98       28      5.8292          1,300,000.00             5,893.97         1,305,893.97
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     171,400,000.00           628,500.34       172,028,500.34
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     171,400,000.00           628,500.34       172,028,500.34
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   17.36
     WEIGHTED AVERAGE RATE    5.8093